FILER:

 COMPANY DATA:
 COMPANY CONFORMED NAME:              ALLIANT ENERGY CORPORATION
 CENTRAL INDEX KEY:
 STANDARD INDUSTRIAL CLASSIFICATION:  ELECTRIC AND OTHER SERVICES COMB. [4931]
 IRS NUMBER:                          391380265
 STATE OF INCORPORATION:              WI
 FISCAL YEAR END:                     12/31

 FILING VALUES:
 FORM TYPE:                           35-CERT
 SEC ACT:
 SEC FILE NUMBER:                     070-9317
 FILM NUMBER:

 BUSINESS ADDRESS:
 STREET 1:                            4902 N Biltmore Lane
 CITY:                                MADISON
 STATE:                               WI
 ZIP:                                 53718
 BUSINESS PHONE:                      608-458-3311

 MAILING ADDRESS
 STREET 1:                            P. O. BOX  77007
 CITY:                                MADISON
 STATE:                               WI
 ZIP:                                 53707


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9317

REPORT PERIOD
July 1, 2002 through September 30, 2002

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL

     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself and Interstate Power and Light Company ("IPL"), and Alliant Energy Corporate
Services, Inc. "Services") that during the period from July 1, 2002 through September 30, 2002 (the "Reporting Period"):

     1. For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:

                                 Maximum
                 Maximum           Other          Maximum
                Money Pool      Short-Term         Total              SEC
Company         Borrowings      Borrowings       Borrowings          Limit

IPL      (*)    202,704,769          0.00         202,704,769       250,000,000
WP&L     (**)    67,459,376          0.00          67,459,376                NA
SERVICES        117,427,251          0.00         117,427,251                NA

    (*) IES Utilities and Interstate Power Company merged as of January 1, 2002

    (**) All borrowings by WP&L from the Money Pool are exempt under Rule 52(a) and are shown here for information purposes only.

     2. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 1.83 %.


     3. The maximum amount of AEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

                 Maximum         Maximum         Maximum
                Loans to        Corporate       Short-Term              SEC
                Money Pool      Borrowings      Borrowings              Limit

       AEC      210,278,047     117,324,157     130,735,000          1,000,000,000

________________


     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File 70-9317, and in accordance with the terms and conditions of the SEC's order dated December 15, 2000, permitting said Application-Declaration to become effective.


  DATED:  November 13, 2002

                                    ALLIANT ENERGY CORPORATION
                                    INTERSTATE POWER AND LIGHT COMPANY
                                    WISCONSIN POWER AND LIGHT COMPANY
                                    ALLIANT ENERGY CORPORATE SERVICES INC.

                                    BY:  ALLIANT ENERGY CORPORATION


                                          /s/ Thomas L. Hanson
                                    BY:  --------------------------------------
                                         Thomas L. Hanson
                                         Vice President, Treasurer
                                         and Corporate Secretary